News Release TSX-V: PDO 2010-15 September 21, 2010

PORTAL INCREASES INTEREST IN BIGWAVE OIL JOINT VENTURE

Portal Resources Ltd. (TSX-V: PDO) (“Portal” or the “Company”) is pleased to announce that it has:

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purchased an additional 6.5% working interest in the Bigwave Oil and Gas Joint Venture (the “Joint Venture”), and

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entered into a binding Farm-in Agreement Term Sheet under which it has the right to increase its working interest up to 78.55% in certain sections of the land owned by the Joint Venture by undertaking the operations described below.

Assignment Agreement

Portal has acquired an additional 6.5% working interest in the Joint Venture from Lochfayne Resources Ltd. in return for granting to Lochfayne a non-convertible gross overriding royalty on the acquired 6.5% working interest of 5% - 15% on all future oil and 15% on all future gas production as well as assuming all of Lochfayne’s future obligations under the Bigwave Joint Venture Agreement dated November 1, 2008, as amended. Portal’s working interest in the Joint Venture has increased from 22% to 28.5% as a result of the acquisition.

Farm-in Agreement

Portal has also entered into a binding Farm-in Agreement Term Sheet (the “Agreement”) with all of the Bigwave Joint Venture partners under which the Company has the right to increase its working interest to 64.25% in two sections of land (two square miles) held by the Joint Venture by undertaking, at its sole expense prior to December 31, 2010, “completion operations” within the horizontal leg of the first exploration well drilled on the property.

If the completion operations are successful, it is anticipated that the well will be tied-in and placed on production within 60 days thereafter.

Rolling Option

The Agreement further provides Portal with the opportunity to drill additional wells, at its sole expense, on the remaining 15.75 sections of land held by the Joint Venture, on a rolling option basis. All option wells drilled and completed (one well per section) will increase Portal's working interest up to 71.40% in each of the drilled sections to the deepest formation drilled in that section.

Deep Option

The Agreement further provides Portal with the right, at its sole expense until December 31, 2010, to select certain lands of interest out of the land held by the Joint Venture that it considers to have deeper hydrocarbon potential (natural gas).

Portal will acquire and/or shoot seismic over those selected lands on or before March 31, 2011. Portal will have the option to commit to the drilling of a test well on the identified target lands which must commence within 45 days from the date its drilling election is made. The drilling and completion operations of the deep test well will increase Portal's existing 28.5% working interest in the drilled section of land to a maximum of 78.55% working interest. Additional deep test wells can be drilled on a rolling option basis in order to earn addition working interest in the remaining unearned lands.

“I am pleased that we have been able to increase our interest in this exciting oil and gas exploration play through the Lochfayne purchase and with the ability to control our own destiny by undertaking operations on behalf of the Joint Venture through a Farm-in Agreement”, stated David Hottman, Chairman, CEO.

The Bigwave Joint Venture consists of 17.75 sections (square miles or 11,360 acres) of land, targeting light oil. The Company will utilize the technological advancements in Horizontal Drilling and Multi-Stage Fracing* to produce oil and gas. The first horizontal well has been completed and the necessary engineering to fracture the well bore is advanced.

* Hydraulic Fracture Stimulation – see website for animated video

The foregoing remains subject to regulatory approval.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada and is focused on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Statements contained in this news release that are not historical facts are anticipated results and forward-looking statements that involve various risks and uncertainty affecting the business of Portal. Actual results may vary materially from the information provided in this release. As a result, there is no representation by Portal that actual results realized in the future would be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance.

Portal is involved in the exploration for hydrocarbons and all of its current property holdings are in the grassroots or primary exploration stage. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures incurred on Portal’s exploration properties will result in discoveries of commercial quantities of hydrocarbons. Portal’s future success in exploiting and establishing a reserve base will depend on Portal’s ability to raise funds to develop its current properties and on its ability to discover hydrocarbons and acquire properties or prospects that are producing. There is no assurance that Portal’s future exploration and development efforts will result in the discovery or development of commercial accumulations of oil and natural gas.